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                           October 15, 2021

       Alon Ben-Noon
       Chief Executive Officer
       NeuroSense Therapeutics Ltd.
       Medinat ha-Yehudim Street 85
       Herzliya 4676670 Israel

                                                        Re: NeuroSense
Therapeutics Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
7, 2021
                                                            CIK No. 0001875091

       Dear Mr. Ben-Noon:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 1, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 7, 2021

       Efficacy Endpoints of Our PrimeC Trial versus PRO-ACT, page 75

   1. We note your response to prior comment 5. Please expand your disclosure on pages 75 and 76 to discuss the
data that support your conclusion that significant changes were observed in key
biomarkers of ALS between ALS and healthy subjects (such as TDP-43 and LC3) and address
the related statistical significance of your findings.
 Alon Ben-Noon
FirstName
NeuroSenseLastNameAlon    Ben-Noon
            Therapeutics Ltd.
Comapany
October 15,NameNeuroSense
            2021             Therapeutics Ltd.
October
Page 2 15, 2021 Page 2
FirstName LastName
        You may contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Irene Paik at 202-551-6553 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Brian K. Rosenzweig, Esq.